FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327 – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market

COSAN LIMITED

BDR Issuer

Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

NOTICE TO THE MARKET

COSAN LIMITED (NYSE: CZZ, BM&FBovespa: CZLT33), announces to shareholders and to the market in general that on June 1st 2015, Paula Kovarsky joined the Company as Investor Relations Director reporting to Marcelo Martins, who will remain in the position of Chief Financial Officer.

With a degree in Production Engineering from PUC-Rio and MBA in Finance from IBMEC, Paula Kovarsky has 19 years of professional experience and has served at Shell Brasil and Itaú BBA.

São Paulo, June 1st 2015

Marcelo Eduardo Martins

CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	June 10, 2015	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer